SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.

                             FORM 11-K

X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
   ACT OF 1934     For the fiscal year ended December 31, 1996

or

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   EXCHANGE ACT OF 1934   For the transition period from ---to---


Commission File Number  1-14416

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

    FAHNESTOCK & CO.,INC. 401(k) PLAN
    110 Wall Street
    New York, New York  10005

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    FAHNESTOCK VINER HOLDINGS INC.
    P.O. Box 2015, Suite 1110
    20 Eglinton Avenue West
    Toronto, Ontario, Canada M4R 1K8


REQUIRED INFORMATION

ITEM 1.     Not Applicable

ITEM 2.     Not applicable

ITEM 3.     Not applicable

ITEM 4.     Financial Statements and Supplemental Information


                     FAHNESTOCK & CO.,INC. 401(k) PLAN
                     FINANCIAL STATEMENTS and SCHEDULES
                                 INDEX


Report of Independent Accountants

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 1996 and 1995 with Fund Information as of December 31, 1996

Statement of Changes in Net Assets Available for
Benefits with Fund Information for the Year Ended
December 31, 1996

Notes to Financial Statements

Supplemental Schedules:

Schedule I - Item 27a - Schedule of Assets Held for Investment as of December 31, 1996

Schedule II - Item 27d - Schedule of Reportable
Transactions as of December 31, 1996

                  REPORT of INDEPENDENT ACCOUNTANTS

To the Trustees of the Fahnestock & Co.,Inc.
401(k) Plan:

We have audited the accompanying statements of net assets available for benefits, (with fund information as of December
31, 1996), of FAHNESTOCK & CO.,INC. 401(k) PLAN (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed on the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund.
The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

COOPERS & LYBRAND L.L.P.

New York, New York
June 3, 1997.





FAHNESTOCK & CO.,INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1996 AND 1995

Page 1 of 3
                                      Fund Information
                                                  Money        Vanguard
                         Equity       Bond        Market       Index
                         Fund         Fund        Fund         Trust Fund
ASSETS:
Investments,
 at fair value 	              -       $2,057,687  $7,421,528   $4,669,063

Contributions
 receivable from
 Fahnestock & Co.Inc.          -           -           -          -

Loans receivable
 from participants             -           -           -          -

Accrued income
 receivable                    -           36,910      -          -


Net assets available
 for benefits                  -       $2,094,597  $7,421,528   $4,669,063





FAHNESTOCK & CO.,INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
WITH FUND INFORMATION - CONTINUED
DECEMBER 31, 1996 AND 1995

Page 2 of 3
                                Fund Information
                    AIM Value      MFS Emerging    Templeton
                    Fund           Growth Fund     World Fund

ASSETS:
Investments,
 at fair value      $4,920,268     $6,086,516      $2,146,589

Contributions
 receivable from
 Fahnestock & Co.
 Inc.                    -              -               -

Loans receivable
 from participants       -              -               -

Accrued income
 receivable              -              -               -

Net assets available
 for benefits       $4,920,268     $6,086,516      $2,146,589















FAHNESTOCK & CO.,INC 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
WITH FUND INFORMATION - CONTINUED
DECEMBER 31, 1996 AND 1995

Page 3 of 3
                                  Fund Information
                    Fahnestock
                    Viner
                    Holdings
                    Inc.        Certif-
                    Common      icate of   Loans to
                    Stock       Deposit    Partic-   Total       Total
                    Fund        Fund       ipants    1996        1995
ASSETS:
Investments,
 at fair value      $7,664,700  $580,054      -      $35,546,405  $26,963,648

Contributions
 receivable from
 Fahnestock & Co.
 Inc.                   22,372       -         -          22,372       80,705

Loans receivable
 from participants         -         -    $732,748       732,748      492,985

Accrued income
 receivable                -         -          -         36,910       43,289


Net assets available
 for benefits       $7,687,072   $580,054  $732,748   $36,338,435 $27,580,627


The accompanying notes are an integral part of these financial statements.

FAHNESTOCK & CO.,INC. 401(k) PLAN
STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS,
WITH FUND INFORMATION
For the year ended December 31, 1996

Page 1 of 3
                                           Fund Information
                                                     Money         Vanguard
                              Equity       Bond      Market        Index
                              Fund         Fund      Fund          Trust Fund

Additions to net assets attributed to:
Investment income:
  Net realized and
   unrealized gains
   (losses) on
   investments            $    5,323       $(68,917)        -       $711,719
  Interest                    75,829        123,299       193,063      -
  Dividends                   90,235          -             -         80,565
Net investment income        171,387         54,382       193,063    792,284

Contributions:
  Participants             1,084,937        213,845       510,206    599,201
  Employer                     -              -         1,900,000      -
Total contributions        1,084,937        213,845     2,410,206    599,201

Total additions            1,256,324        268,227     2,603,269  1,391,485

Deductions from net assets attributed to:
  Benefits paid to
   participants             (406,130)      (145,719)     (934,925)  (139,096)

Net increase (decrease)
 prior to interfund
 transfers                    850,194        122,508    1,668,344  1,252,389

Interfund transfers       (15,220,725)      (291,864)   1,957,535  1,124,193

Net increase (decrease)   (14,370,531)       (169,356)  3,625,879  2,376,582

Net assets available for benefits:
  Beginning of year        14,370,531       2,263,953    3,795,649  2,292,481
  End of year             $     -          $2,094,597   $7,421,528 $4,669,063

FAHNESTOCK & CO.,INC. 401(k) PLAN
STATEMENT OF CHANGES in NET ASSETS AVAILABLE FOR BENEFITS,
WITH FUND INFORMATION - CONTINUED
For the year ended December 31, 1996

Page 2 of 3
                                       Fund Information
                            AIM Value     MFS Emerging     Templeton
                            Fund          Growth Fund      World Fund

Additions to net assets attributed to:
Investment income:
 Net realized and
  unrealized gains
  (losses) on
  investments               $472,749      $473,245         $201,607
 Interest                      -             -                -
 Dividends                    65,460        36,392           48,031
Net investment income        538,209       509,637          249,638

Contributions:
 Participants                212,601       313,357          100,695
 Employer                      -             -                -
Total contibutions           212,601       313,357          100,695

Total additions              750,810       822,994          350,333

Deductions from net assets attributed to:
 Benefits paid to
 participants                (79,742)      (69,270)         (61,494)

Net increase (decrease)
 prior to interfund
 transfers                   671,068       753,724          288,839
Interfund transfers        4,249,200     5,332,792        1,857,750

Net increase (decrease)    4,920,268     6,086,516        2,146,589

Net assets available for benefits:
 Beginning of year             -             -                -
 End of year              $4,920,268    $6,086,516        $2,146,589



FAHNESTOCK & CO.,INC. 401(k) PLAN
STATEMENT of CHANGES in NET ASSETS AVAILABLE FOR BENEFITS,
WITH FUND INFORMATION - CONTINUED
For the year ended December 31, 1996

Page 3 of 3
                                       Fund Information
                            Fahnestock
                            Viner
                            Holdings    Certif-     Loans
                            Inc.        icate of    to
                            Common      Deposit     Parti-       Total
                            Stock Fund  Fund        cipants      1996

Additions to net assets attributed to:
Investment income:
  Net realized and
   unrealized gains
   (losses) on
   investments               $2,924,250     -           -         $4,719,976
  Interest                        -       $36,131     $41,381        469,703
  Dividends                     185,010     -           -            505,693
Net investment income         3,109,260    36,131      41,381      5,695,372

Contributions:
  Participants                    -          -          -          3,034,842
  Employer                       22,372      -          -          1,922,372
Total contributions              22,372      -          -          4,957,214

Total additions               3,131,632     36,131     41,381     10,652,586

Deductions from net assets attributed to:
  Benefits paid to participants   -          -        (58,402)    (1,894,778)

Net increase (decrease)
 prior to interfund
 transfers                    3,131,632     36,131    (17,021)     8,757,808

Interfund transfers             734,335       -       256,784           -

Net increase (decrease)       3,865,967      36,131   239,763       8,757,808

Net assets available for benefits:
  Beginning of year           3,821,105     543,923   492,985      27,580,627
  End of year                $7,687,072    $580,054  $732,748     $36,338,435


The accompanying notes are an integral part of these financial statements.


FAHNESTOCK & CO.,INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan:
The following description of the Fahnestock & Co.,Inc. 401(k)
Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General:
The Plan was established on January 1, 1987 and was amended and restated to add a profit-sharing provision effective January 1, 1991. The Plan was subsequently amended effective January 1, 1996 to change the rates used in computing the discretionary profit sharing contribution from Fahnestock & Co. Inc. (the "Company"). Employees of the Company who are 21 and have completed one year of service shall be eligible to receive an allocation of the discretionary profit sharing contribution. Employees of the Company who are 21 and have completed six months of service shall be eligible to make elective deferrals into the Plan.

Allocation provisions:
Under the terms of the Plan, the individual makes all investment decisions with respect to his/her account balance, subject to available investment alternatives. These include:

Bond Fund - Funds are invested in government and high quality corporate securities.

Money Market Fund - Funds are invested in the Fahnestock Prime Cash Series
Fund.

Vanguard Index Trust Fund - Funds are invested in shares of a registered investment company that invests in large capitalization stocks that mirrors the performance of the Standard and Poors 500 Index.

AIM Value Fund - Funds are invested in shares of a registered investment company that seeks long term growth by investing in under valued securities.

MFS Emerging Growth Fund - Funds are invested in shares of a registered investment company that seeks long term growth by investing primarily in stocks of small and emerging companies.

Templeton World Fund - Funds are invested in shares of a registered investment company that seeks long term growth by investing in companies throughout the world.

Certificate of Deposit Fund - Funds are invested in certificates of deposits and the Fahnestock Prime Cash Series Fund.

Fahnestock Viner Holdings Inc. Common Stock Fund - Funds are invested in the common stock of the Company's parent, Fahnestock Viner
Holdings Inc.

The Equity Fund was closed on July 31, 1996, and all the assets in this fund were subsequently transferred to other funds based upon each participant's election.

Company Contributions:
As discussed above, the Company may contribute to the Plan a discretionary profit-sharing amount (the "Employer Regular Contribution"). The Employer Regular Contribution is determined by its Board of Directors and is subject to guidelines set forth in the Plan description.

Employer Regular Contributions for the year ending December 31,
1996 were determined as follows:

 3.2% of the first $30,000 of a participant's compensation; 5.7% of the next $10,000 of a participant's compensation; 7.9% of the next $25,000 of a participant's compensation; 7.5% of the next $35,000 of a participant's compensation; 1.2% of the next $50,000 of a participant's compensation; and 0% above $150,000 of a participant's compensation.

Should participants elect to receive their Employer Regular Contribution in the form of common stock of Holdings, the Company may make an additional contribution of Holdings common stock equal in market value to 15 percent of the purchase price of the common stock ("the Employer Stock Contribution"). For the year ended December 31, 1996 approximately $153,000 was contributed by the Company under this provision.

Employees may make salary deferral contributions of up to 14% of compensation. Current law limits participant deferrals to $9,500 for the plan year ended December 31, 1996.

Vesting:
All participants are immediately and fully vested in all Employee Elective Deferrals and the income derived from the investment of such contributions.

Participants will be vested in Employer Regular Contributions plus the income thereon upon the completion of service with the Company or an affiliate at the following rate:

Less than 3 years of service    0%
After 3 years of service       20%
After 4 years of service       40%
After 5 years of service       60%
After 6 years of service       80%
After 7 years of service      100%


All years of service with the Company or an affiliate are counted to determine a participant's nonforfeitable percentage except years of service before the Plan was restated in 1991. Participants will be 100 percent vested in Employer Stock Contributions only upon completion of 5 years service.

At December 31, 1996, forfeited nonvested accounts totaled approximately $360,000. These accounts will be used to reduce future employer contributions. The 1996 employer contributions included approximately $330,000 from forfeited nonvested accounts.

Company Qualified Matching and Qualified Non-Elective Contributions as defined in the Plan document, if required, are vested when made. No payment was required during the year ended December 31, 1996.

Notwithstanding the vesting schedules specified above, with respect to retirement, a Participant's right to his or her accounts will be nonforfeitable upon the attainment of: the later of age 65 or the fifth anniversary of the participation commencement date; death; or disability, as defined.

Payment of Benefits:
Payment of vested benefits under the Plan will be made in the event of a participant's termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by IRS rules or by participant election.

Loans to Participants:
Loans are made available to all participants. Loans must be adequately collateralized using not more than fifty percent of the participant's vested account balance and bear a fixed interest rate of 8%. Loan and interest payments are applied to fund balances from which proceeds were drawn unless otherwise specified by the participant.

Income Tax Status:
The Plan received a determination letter on August 2, 1994 from the Internal Revenue Service (IRS) qualifying the Plan under the IRS code as exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

2. Significant Accounting Policies:
Securities transactions are recorded on a trade date basis with gains and losses reflected in income. Interest and dividend income are recorded on the accrual basis.

Investments are stated at fair value, based on quoted market prices for valuation of common stock, debt obligations, and mutual funds. Assets held in money market accounts are valued at cost which approximates fair value.

Benefits are recorded when paid.

Interfund transfers include loan repayments and dividends from Fahnestock Viner Holdings Inc. common stock.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are subject to interest rate, market and credit risks.

Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets avaiable for plan benefits and the statement of changes in net assets available for plan benefits.

3. Related Parties:
The Company acts as investment advisor, administrator and custodian of the Plan assets in the Equity Fund, the Bond Fund, the Money Market Fund, the Certificate of Deposit Fund and the Fahnestock Viner Holdings Inc. Common Stock Fund, executes the Plan's transactions, and provides accounting and other administrative services for which no charge is made to the Plan. The Trustees of the Plan are also officers and directors of the Company.

4. Reich & Co. Merger:
Effective January 5, 1995, the assets of Reich & Co. 401(k) plan, approximately $685,000, were transferred into the Plan. Reich & Co., a wholly-owned subsidiary of the Company, was acquired by the Company on December 31, 1993. The Reich & Co. 401(k) plan was terminated upon transfer of its assets to the Plan.

5.  Concentration of Investments:
The following are investments that represent 5% or more of net assets available for plan benefits as of December 31, 1996:

                                                  Percent of
                                                  Net Assets
                                                  Avaiable for
Investment                     Market Value       Plan Benefits
Fahnestock Prime Cash Series
(Money Market Fund $7,421,528,
Bond Fund $70,044, Certificate
of Deposit Fund $55,054)        $7,546,626        20.77%
Fahnestock Viner Holdings Inc.
-Common Stock Fund               7,664,700        21.09%
Vanguard Index Trust Fund        4,669,063        12.85%
AIM Value Fund                   4,920,268        13.54%
MFS Emerging Growth Fund         6,086,516        16.75%
Templeton World Fund             2,146,589         5.91%

6.  Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of
Plan termination, participants will become 100 percent vested in their contributions.


SCHEDULE 1
FAHNESTOCK & CO.,INC. 401(k) PLAN
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1996
                                 Shares,                         Fair or
                                 Units, or                       Stated
Description                      Face Value       Cost           Value

BOND FUND:
Fahnestock Prime Cash Series Fund    70,044     $    70,044      $    70,044
Notes-
U.S. Treasury Notes, 6.125%,
 due September 30, 2000             250,000          249,115         249,845
U.S. Treasury Notes, 7.875%,
 due April 15, 1998                 250,000          251,460         255,860
U.S. Treasury Notes, 5.5%,
 due April 15, 2000                 150,000          151,281         147,470
U.S. Treasury Notes, 6.75%,
 due May 31, 1999                   125,000          125,249         127,110
U.S. Treasury Notes, 6.875%
 due July 31, 1999                  300,000          300,065         306,093
U.S. Treasury Notes, 7.5%,
 due January 31, 1997               100,000          100,030         100,125
U.S. Treasury Notes, 6.25%,
 due May 31, 2000                   100,000          100,850         100,438
U.S. Treasury Notes, 6.125%,
 due July 31, 2000                  100,000          100,808        100,000
U.S. Treasury Notes, 7.875%.
 due January 15, 1998                50,000           49,962         50,952
U.S. Treasury Notes, 7.125%,
 due October 15, 1998               250,000          253,365         255,000
U.S. Treasury Notes, 5%,
 due January 31, 1999               300,000          293,069         294,750
Total Notes                                        1,975,254       1,987,643

Total Bond Fund                                    2,045,298       2,057,687


FAHNESTOCK VINER HOLDINGS
 INC. - COMMON STOCK FUND            528,600        3,889,063       7,664,700


VANGUARD INDEX TRUST FUND             67,511        3,547,130       4,669,063


MONEY MARKET FUND
Fahnestock Prime Cash Series Fund   7,421,528       7,421,528       7,421,528


CERTIFICATE OF DEPOSIT FUND:
Fahnestock Prime Cash Series Fund      55,054          55,054          55,054
MBNA America Bank C.D. 6.25%,
 due May 12, 1997                     525,000         520,800         525,000

Total C.D. Fund                                       575,854         580,054


AIM VALUE FUND                        168,791       4,623,637       4,920,268


MFS EMERGING GROWTH FUND              200,941       5,649,565       6,086,516


TEMPLETON WORLD FUND                  129,703       2,061,360       2,146,589
Total investments                                 $29,813,435     $35,546,405


LOANS TO PARTICIPANTS
               Number    Interest  Maturity
Description    of loans  Rates     Dates

Participant
 loans         116       8%       January 1997-
                                  December 2009           -          732,748



Total assets held for investment                  $29,813,435    $36,279,153

SCHEDULE II
FAHNESTOCK & CO.,INC. 401(k) PLAN
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

SINGLE TRANSACTIONS INCLUDING AN AMOUNT IN EXCESS OF 5% OF PLAN ASSETS For the year ended December 31, 1996

                                           Sales      Purchase       Net Gain
Description                        Date    Price      Price          (Loss)

AIM Value Fund                     8/1/96   -         $4,274,663       -
MFS Emerging Growth Fund           8/1/96   -          4,860,260       -
Templeton World Fund               8/1/96   -          1,702,022       -
Cortland Trust General             7/12/96  2,961,162  -               -
Cortland Trust General             7/12/96  4,626,702  -               -
Cortland Trust General             7/5/96   -          2,323,450       -
Fahnestock Prime Cash Series Fund  7/12/96  -          2,961,162       -
Fahnestock Prime Cash Series Fund  12/26/96 -          1,900,000       -
Fahnestock Prime Cash Series Fund  8/1/96   -          3,599,056       -
Fahnestock Prime Cash Series Fund  7/12/96  -          4,626,703       -
Fahnestock Prime Cash Series Fund  8/1/96   4,274,663  -               -
Fahnestock Prime Cash Series Fund  8/1/96   3,599,056  -               -
Fahnestock Prime Cash Series Fund  8/1/96   4,860,260  -               -
Fahnestock Prime Cash Series Fund  8/1/96   1,702,022  -               -


SERIES OF TRANSACTIONS INCLUDING AN AMOUNT IN EXCESS OF 5% OF PLAN ASSETS For the year ended December 31, 1996

                          Number    Sales    Number of   Purchase   Net Gain
Description               of Sales  Price    Purchases   Price      (Loss)

Vanguard Index Trust Fund    -      -           16      $1,836,665     -
AIM Value Fund               -      -            6       4,641,514     -
MFS Emerging Growth Fund     -      -            6       5,619,340     -
Templeton World Fund         -      -            9       2,094,712     -
Cortland General Trust      11     $11,879,210   9       4,905,629     -
Fahnestock Prime Cash
 Series Fund                 8      15,779,708   6      14,020,793     -



                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees for Fahnestock & Co.,Inc 401(k) Plan have duly caused this annual report to be signed on thier behalf by the undersigned thereunto duly authorized.

FAHNESTOCK & CO.,INC 401(k) PLAN



/S/ A.G. LOWENTHAL
Albert G. Lowenthal, as Trustee of the
Fahnestock & Co.,Inc. 401(k) Plan

Date: June 25, 1997


                       EXHIBIT INDEX

Exhibit No.
23           Consent of Independent Accountants